NexGen Establishes Partnership with Indigenous Communities to Develop a New Hotel in La Loche to Support the Communities and Rook I Project

• The 59-room hotel with conference center, restaurant, cultural heritage centre and playground will meet growing regional accommodation demand and create 36 local full-time roles.

• Partnership model highlights NexGen's longstanding collaborative approach with Indigenous communities.

• NexGen driving regional economic growth and community benefits in northern Saskatchewan with development of the Rook I Project.

Vancouver, BC, January 22, 2026 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the formation of an exciting partnership with the Clearwater River Dene Nation (CRDN) and Métis Nation - Saskatchewan (MN-S) Local 39, to build and operate a 59-room hotel in La Loche, Saskatchewan. Strategically located to serve the increased demand for local accommodation, particularly from the construction and operations of the Company's 100% owned Rook I Project as well as other regional needs, the hotel will drive economic growth including the creation of 36 local full-time roles.  NexGen's Rook I Project will generate generational economic and social benefits to the region as it becomes an economic hub in Northern Saskatchewan.

The partnership is financially backstopped by NexGen and structured such that the CRDN and MN-S Local 39 will be full owners and operators of the hotel once in operation in July 2027.  The CRDN and MN-S have applied for Federal grant funding to support the local infrastructure build out.  NexGen has appointed 3Twenty Modular as the builder of the hotel so that NexGen maintains its sole focus on the ramp up of the construction phase of its Rook I Project following an approval decision from the CNSC in February 2026. This model builds on the success of previous innovative collaborations, including the establishment by NexGen of the Indigenous owned aggregate crushing company which is providing significant aggregate material to the Rook I Project and is responsible for the creation of 16 new local full-time roles.

Leigh Curyer, Founder and Chief Executive Officer of NexGen, commented: "This partnership with the CRDN and MN-S Local 39 truly exemplifies NexGen's commitment to meaningful collaboration for community empowerment, and is a testament to over a decade of genuine and transparent engagement. The hotel initiative is one example of NexGen's industry leading approach to the successful resource development that incorporates the core philosophy of creating outcomes beyond the Rook I Project.

The hotel is a central piece of local infrastructure which will host significant regional events and support the generation of additional new businesses covering retail, banking and community services into the region providing meaningful employment and increased economic activity for generations to come.

On final Federal Approval, the Rook I Project will create more than 1,400 total direct annual jobs across Saskatchewan during construction and the first 11 years of production."

The Honourable Premier of Saskatchewan Scott Moe commented: "This is an incredibly important milestone for the Clearwater River Dene Nation, MN-S Local 39, and the entire Northern Saskatchewan region. The partnership to build and operate a new 59-room hotel in La Loche is a strong example of what meaningful, long-term collaboration can achieve. This model puts lasting benefits directly into the hands of the community and reflects the kind of forward-thinking investment that leads to generational impact. It also demonstrates what's possible when we work together with shared purpose and respect. Congratulations to NexGen and their community partners. This is a proud moment that will help shape a vibrant, resilient future for La Loche and the wider region."

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves, and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.